UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           0-24031
Integrated Business Systems and Services, Inc.

(Exact name of registrant as specified in its charter)
1601 Shop Road, Suite E, Columbia, South Carolina 29201, (803) 736-5595

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:           117
     Pursuant to the requirements of the Securities Exchange Act of 1934, Integrated Business Systems and Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 31, 2006	By:	/s/ George E. Mendenhall

Name: George E. Mendenhall
Title: Chief Executive Officer and Chairman of the Board